September 11, 2008
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall

Re:	SandRidge Energy, Inc. and co-registrants
Registration Statement on Form S-4 — Amendment No. 2
Filed September 8, 2008
File No. 333-151899
Dear Mr. Schwall:
     On September 8, 2008, SandRidge Energy, Inc., a Delaware corporation (“SandRidge” or the “Company”) filed through EDGAR Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2008, File No. 333-151899 (the “Registration Statement”). The Company filed Amendment No. 2 in response to comments orally conveyed by the staff of the Division of Corporation Finance (the “Staff”) of the Commission during a telephone conference on September 2, 2008.
     In response to the Staff’s comments, the Company revised the fee table on the facing page of the Registration Statement to include a good faith estimate of the maximum amount of additional Senior Notes Due 2015 that may be issued as payment of interest. The Company also revised the disclosure on the cover page of the prospectus contained in the Registration Statement to include the amount of such good faith estimate.
     Please direct any questions or comments regarding the foregoing to me at (405) 753-5500 or Jim Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Sincerely, SandRidge Energy, Inc.
By:	/s/ Richard J. Gognat
Richard J. Gognat
Senior Vice President, Land and Legal, and General Counsel

cc: James M. Prince, Vinson & Elkins L.L.P.